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02019716

NITED STATES
D EXCHANGE COMMISSION
lington, D.C. 20549

SEC FILE NUMBER
8-4618

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Van Eck Securities Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Park Avenue

RECD S.E.C.

MAR 0 1 2002

856

OFFICIAL USE ONLY
FIRM ID. NO.

(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce J. Smith   (212) 293-2050
                                                              (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP
                    (Name — if individual, state last, first, middle name)

575 Madison Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    X Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)



VAN ECK SECURITIES CORPORATION
(a wholly owned subsidiary of
Van Eck Associates Corporation)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

575 Madison Avenue
New York, NY 10022-2597
Tel 212.355.1700   Fax 212.355.2414
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Van Eck Securities Corporation
New York, New York

We have audited the accompanying statement of financial condition of Van Eck Securities Corporation, a wholly owned subsidiary of Van Eck Associates Corporation, as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Van Eck Securities Corporation as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Richard A. Eisner & Company LLP

New York, New York
February 14, 2002

VAN ECK SECURITIES CORPORATION
(a wholly owned subsidiary of Van Eck Associates Corporation)

Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$	156,743
Investments		784,145
Commissions receivable		114,927
Prepaid expenses		71,248
Deferred sales commissions		91,318
Deferred taxes		71,000
Furniture and equipment, less accumulated depreciation of $678,559		43,654
	$	1,333,035

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	356,296
Deferred taxes		42,000
Due to parent company		31,777
Total liabilities		430,073
Stockholder's equity:		
Common stock, par value $1 per share; authorized and issued 10,000 shares		10,000
Additional paid-in capital		16,371,622
Accumulated deficit		(15,478,660)
Total stockholder's equity		902,962
	$	1,333,035

VAN ECK SECURITIES CORPORATION
(a wholly owned subsidiary of Van Eck Associates Corporation)

Notes to Statement of Financial Condition
December 31, 2001

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

[1] Nature of business:

Van Eck Securities Corporation (the "Company") is the wholly owned subsidiary of Van Eck Associates Corporation and a registered broker-dealer. Its business is limited to acting as general distributor of the Van Eck Family of Funds and Van Eck/Chubb Funds, registered open-end investment companies.

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC rule 15c3-3 based on Paragraph k(1) of the rule. The Company does not hold funds or securities for or owe money or securities to customers.

[2] Summary of significant accounting policies:

(a) Valuation of investments:

Investments of $780,845 in the Van Eck Family of Funds, including money market and other mutual funds are valued at quoted market prices. An investment of $3,300 in a private offering is valued at cost, determined by management to represent fair value.

(b) Furniture and equipment:

Furniture and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (5-10) years.

(c) Income taxes:

The Company files its federal, New York State and New York City income tax returns on a consolidated basis with its parent and other approved related companies. The members of the consolidated group have elected to allocate income taxes among the members of the group under a method by which the parent makes payments to the Company or the Company makes payments to the parent for the income tax reductions or increases resulting from the Company's inclusion in the consolidated returns. Income tax benefits for the current year are included in due to parent company on the accompanying statement of financial condition. For financial statement presentation purposes deferred taxes, as described below, are reflected separate from amounts due to or from its parent company.

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

A deferred tax asset of $71,000 is primarily attributed to unrealized losses on investments. The deferred tax liability of $42,000 is due primarily to the difference between commission expense deferred for book purposes and deducted for income tax purposes.

VAN ECK SECURITIES CORPORATION
(a wholly owned subsidiary of Van Eck Associates Corporation)

Notes to Statement of Financial Condition
December 31, 2001

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2]   Summary of significant accounting policies: (continued)

(d) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE B - AFFILIATED PARTIES

The Company derives substantially all of its revenue acting as the general distributor of the Van Eck Family of Funds. Several of the Van Eck/Chubb funds were liquidated in December 2001, which is expected to result in a significant reduction of commission income.

Payroll and certain other operating expenses are allocated between the Company and its parent based on activities.

NOTE C - DEFERRED SALES COMMISSIONS

Sales commissions paid to financial intermediaries in connection with the sale of shares of four Van Eck mutual funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding six years, which approximate the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from stockholders of the Fund and contingent deferred sales charges received from stockholders of the Funds upon the redemption of their shares. Contingent deferred sales charges reduce unamortized deferred sales commissions when received.

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $500,573 and $25,872, respectively. The Company's ratio of aggregate indebtedness to net capital ratio was .78 to 1.

The Company is dependent upon its parent company to continue providing necessary capital to maintain compliance with the Net Capital Rule. The Company's parent has agreed to continue such support.

VAN ECK SECURITIES CORPORATION
(a wholly owned subsidiary of Van Eck Associates Corporation)

Notes to Statement of Financial Condition
December 31, 2001

NOTE E - OFF-BALANCE-SHEET RISK AND CREDIT RISK

As discussed in Note A, the Company acts as general distributor of the Van Eck Family of Funds and Van Eck/Chubb Funds. Receipts and payments for mutual fund shares sold or redeemed are made directly to or by the issuers or their agents. Off-balance-sheet risk with respect to these transactions exists due to the possibility that customers may be unable to fulfill their contractual commitments. As a result, the Company may be charged for any losses incurred by the mutual funds for the canceled transaction. The Company seeks to minimize this risk through procedures designed to monitor the proper execution of transactions by the issuers or their agents.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.